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                          October 22, 2020

       Ronald F. Dutt
       Chief Executive Officer
       Flux Power Holdings, Inc.
       2685 S. Melrose Drive
       Vista, CA 92081

                                                        Re: Flux Power
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 16,
2020
                                                            File No. 333-249521

       Dear Mr. Dutt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              John P. Yung, Esq.